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SECURIT SSION

08028790

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

NAME OF BROKER - DEALER:
National Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane, MZ ZE7F
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Lux 617-392-2227
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	NY	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BEST AVAILABLE COPY

9 3/20

NATIONAL FINANCIAL SERVICES LLC
(SEC I.D. No. 8-26740)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
National Financial Services LLC:

We have audited the accompanying consolidated statement of financial condition of National Financial Services LLC and subsidiaries (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of National Financial Services LLC and subsidiaries at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2008

NATIONAL FINANCIAL SERVICES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(In thousands)

ASSETS

Cash	$ 103,017
Federal funds sold	400,000
Cash and securities segregated under federal regulations	9,641,407
Securities borrowed	3,498,342
Securities received as collateral	439,386
Receivable from brokers, dealers and clearing organizations	895,399
Receivable from customers, net of allowance of $46,552	11,622,867
Securities owned—at fair value ($42,133 pledged as collateral)	1,323,112
Resale agreements	341,759
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $65,775	48,743
Other assets	223,144
TOTAL ASSETS	$ 28,537,176

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Securities loaned	$ 1,819,781
Obligation to return securities received as collateral from affiliate	439,386
Payable to brokers, dealers and clearing organizations	2,428,724
Payable to customers	20,338,325
Securities sold, but not yet purchased—at fair value	156,697
Repurchase agreements	221,547
Payable to affiliate	52,256
Accrued expenses and other liabilities	512,265
Total liabilities	25,968,981
MEMBER'S EQUITY	2,568,195
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 28,537,176

See notes to consolidated statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Consolidated Statement of Financial Condition includes the accounts of National Financial Services LLC ("NFS") and its wholly owned subsidiaries, Correspondent Services Corporation ("CSC") and Combined Collateral LLC (collectively referred to as the "Company"). All material intercompany transactions and balances have been eliminated.

Description of Business—The Company is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR"), formerly FMR Corp. Fidelity Global Brokerage Group, Inc. was formerly included in the consolidated federal income tax return of FMR Corp. Effective October 1, 2007, FMR Corp. merged into FMR LLC with FMR LLC the surviving entity.

When FMR Corp. merged into FMR LLC, FMR LLC became subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code which generally allows taxable income, deductions and credits to flow directly to its shareholders but will remain subject to tax at the entity level in certain state and international jurisdictions.

NFS is a registered broker-dealer, a member of various national and regional stock exchanges, and is licensed to trade on the New York Stock Exchange, Inc. NFS provides a wide range of securities related services to a diverse customer base primarily in the United States. The Company's customer base includes institutional and individual investors, other broker-dealers and corporations, all of which effect transactions in a wide array of financial instruments. NFS engages in brokerage, clearance, custody and financing activities for which it receives fees from a diverse group of correspondent brokers and dealers. NFS also trades on a proprietary basis for itself and the correspondent firms for which it clears.

Securities Transactions—Proprietary inventory transactions and the related principal transactions revenues are recorded on a trade date basis.

Customer Transactions—Receivable from and payable to customers include amounts related to both cash and margin transactions. The Company records customer transactions on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and clearing fees and related expenses are recorded on a trade date basis. The Company's customer base is monitored through a review of account balance aging and assessment of customer financial condition. An allowance against doubtful receivables is established through a combination of specific identification of accounts and percentages based on aging. NFS collects and distributes introducing brokers' customer related interest pursuant to their clearing agreements.

Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying Consolidated Statement of Financial Condition.

Use of Estimates—Preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding the outcome of litigation and other matters that affect the reported

amounts and the disclosure of contingencies in the Consolidated Statement of Financial Condition. Actual results could differ from these estimates.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is computed on a straight-line basis using estimated useful lives which range from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Income Taxes—As single-member limited liability companies, NFS and Combined Collateral LLC are disregarded as entities separate from their owner and the operations are included in the federal and state income tax returns of the Parent. Therefore, the Company has no income tax expense/benefit or tax assets/liabilities except with regards to CSC. CSC accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax basis of assets and liabilities.

Collateralized Securities Transactions—Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest and are presented on a net-by-counterparty basis, where permitted by accounting principles generally accepted in the United States of America. These agreements are generally collateralized by U.S. government and government agency securities. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. This collateral is valued daily and the Company may require counterparties to deposit additional securities or return securities pledged when appropriate. A portion of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. In non-cash loan versus pledge securities transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate.

Interest related to collateralized securities transactions is recorded on an accrual basis.

Fair Value of Financial Instruments—Assets, including cash, federal funds sold, resale agreements, securities borrowed, receivables and other assets, are carried at amounts which approximate fair value. Securities owned and securities sold, but not yet purchased are recorded at fair value using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments. Securities loaned, repurchase agreements, accrued expenses, payables and other liabilities are carried at amounts which approximate fair value.

New Accounting Pronouncements— In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company will adopt the provisions of FIN 48 beginning January 1, 2008. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition of a

tax position taken or expected to be taken in a tax return. The adoption of this statement is not expected to have a material effect on the Company's Consolidated Statement of Financial Condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements. In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115* ("SFAS 159"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 159 permits entities to elect to measure many financial instruments at fair value. Upon adoption of SFAS 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. The adoption of SFAS 157 and SFAS 159 is not expected to have a material effect on the Company's Consolidated Statement of Financial Condition.

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, net receivables arising from unsettled trades and the Company's introducing brokers' margin loans.

Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, clearing deposits from introducing brokers, commissions, net payables arising from unsettled trades and amounts payable to the Company's introducing brokers.

3. CONCENTRATIONS OF CREDIT RISK

The Company provides brokerage, clearance, financing and related services to a diverse customer base primarily in the United States, including institutional and individual investors and brokers and dealers, including affiliates. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, NFS is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of The New York Stock Exchange Inc. and other principal exchanges of which it is a member. NFS has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $1,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2007, NFS had net capital of $2,191,254, which was 15.87% of aggregate debit items and exceeded its minimum requirement by $1,915,078.

5. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company earned clearing fees for executing and clearing securities transactions on a fully disclosed basis for Fidelity Brokerage Services LLC ("FBS") and mutual funds managed by an affiliate, respectively.

NFS collects and distributes FBS' customer related interest pursuant to their clearing agreement. The Company earned fees from affiliated companies related to mutual fund transactions and balances.

Various charges, such as occupancy, administration, computer processing, systems development and certain employee benefits are allocated to the Company by affiliated companies.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with FBS which are settled directly. Payable to affiliate represents the amounts due to FBS based on their clearing agreement. The payable to FBS was $52,256 at December 31, 2007. Receivable from FMR of $5,840 is included in other assets on the Consolidated Statement of Financial Condition.

The Company entered into a stock loan transaction with FBS of $9,630 at December 31, 2007. The Company also entered into non-cash loan versus pledge securities transactions with FBS commencing in 2007. The fair value of the collateral was $439,386 at December 31, 2007.

6. EMPLOYEE BENEFIT PLANS

The Company participated in FMR's noncontributory trusteed pension plan covering all of its eligible employees prior to the plan's termination of future benefits effective May 31, 2007. Pension expense, excluding the effect of plan curtailment in 2007, was allocated to the Company based upon its pro rata share of total eligible salary expense of FMR and its subsidiaries.

The Company participates in FMR's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR's Retiree Health Retirement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR share based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value of FMR shares, as defined.

7. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 3, 1997, the Company entered into a $150,000 revolving cash subordination agreement with an affiliated company that expired on November 3, 2007. There were no borrowings outstanding under this agreement.

8. COMMITMENTS AND CONTINGENCIES

Assets Pledged and Other Secured Transactions—In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. Customer and correspondent transactions include the sale of securities sold, but not yet purchased (short sales) and the writing of options. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be

insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation to purchase securities sold, but not yet purchased may exceed the amount recognized in the Consolidated Statement of Financial Condition.

In the normal course of business, the Company borrows and lends securities to finance securities transactions and to facilitate the settlement process. In loaning securities, the Company utilizes securities owned by customers collateralizing margin debt and securities borrowed.

Liabilities to other brokers and dealers related to unsettled transactions (e.g., securities failed to receive) are recorded at the amounts for which the securities were acquired and are paid upon the receipt of securities from the other brokers and dealers.

The Company seeks to control the risks associated with these transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily.

Guarantees— The Financial Accounting Standards Board Interpretation No 45. ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

Collateral—At December 31, 2007, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was approximately $28,430,237. This collateral was generally obtained under reverse repurchase, securities borrowed or margin lending agreements. Of these securities received as collateral, those with a fair value of approximately $13,247,502 were

delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received from FBS and a related obligation to return this collateral. The collateral had a fair value of $439,386 at December 31, 2007.

Leases—The Company occupies office space under noncancelable operating leases expiring at various dates through 2016. Future minimum rentals under these leases are $12,593, $12,735, $12,740, $12,754 and $8,181 for each of the years ending December 2008 through December 2012, respectively, and $12,880 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates a significant portion of its revenues by providing securities trading, brokerage and clearing activities to domestic customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world. The Company's financing is sensitive to interest rate fluctuations that may have an impact on the Company's profitability.

Litigation—In the normal course of business as a clearing broker-dealer, the Company has been named as a defendant in several legal actions and lawsuits. The Company reviews such actions and lawsuits on a case by case basis and establishes its reserves in accordance with SFAS No. 5, *Accounting for Contingencies*. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

Letters of Credit—At December 31, 2007, the Company had unsecured letters of credit outstanding of approximately $790,000. Letters of credit approximating $78,253 were used as collateral for securities borrowed with a market value of approximately $73,762 and the remaining letters of credit were used primarily to satisfy margin requirements with the Options Clearing Corporation and Euroclear.

Other—The Company has entered into multiple overnight, uncommitted, unsecured bank loans with large financial institutions. These loans are drawn down periodically to satisfy the daily operating needs of the Company and there were no balances outstanding at December 31, 2007. On September 29, 2005, FMR approved a subordinated loan facility for $1,000,000 to be used by NFS. There were no borrowings under this facility during the year.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2008

National Financial Services LLC
2 Seaport Lane ZE7F
Boston, Massachusetts 02210

In planning and performing our audit of the consolidated financial statements of National Financial Services LLC ("NFS") and subsidiaries (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END